UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 30, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Selecta Biosciences, Inc.

File Nos. 1-37798 and 333-211555

CF#37388

Selecta Biosciences, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 8-K/A filed on December 14, 2016 and Form S-1 filed on May 24, 2016.

Based on representations by Selecta Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.7(a)	S-1	May 24, 2016	through March 18, 2022
10.7(b)	S-1	May 24, 2016	through March 18, 2022
10.7(c)	S-1	May 24, 2016	through March 18, 2022
10.7(d)	S-1	May 24, 2016	through March 18, 2022
10.7(e)	S-1	May 24, 2016	through March 18, 2022
10.9	S-1	May 24, 2016	through March 18, 2022
10.10	S-1	May 24, 2016	through March 18, 2022
10.12	S-1	May 24, 2016	through May 24, 2022
10.3(a)	8-K/A	December 14, 2016	through March 18, 2022
10.3(b)	8-K/A	December 14, 2016	through March 18, 2022
10.3(c)	8-K/A	December 14, 2016	through March 18, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary